FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of  May 2009

Commission File Number   001-33783

THOMPSON CREEK METALS COMPANY INC.

401 Bay Street, Suite 2010
Toronto, Ontario
M5H 2Y4
(416) 860-1438

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐      Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2009	THOMPSON CREEK METALS COMPANY INC. /s/ Lorna D. MacGillivray Lorna D. MacGillivray Assistant Secretary

Exhibit Index

Exhibit No.               Description

99.1                       Report of Voting Results

Thompson Creek Metals Company Inc.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

The following briefly describes the matters voted upon and the outcome of the votes at the annual meeting of the shareholders of Thompson Creek Metals Company Inc. (the “Corporation”) held on May 7, 2009 in Toronto, Ontario:

Item 1: Election of Directors

The eight nominees set forth in the Corporation’s management information circular dated March 27, 2009 were elected as directors of the Corporation by a majority vote cast by ballot. The Corporation’s shareholders present in person or represented by proxy at the meeting voted as follows:

Director Nominee	Votes in Favour	Percentage of Votes Cast

Denis C. Arsenault	63,478,007	96.5%
James L. Freer	65,231,891	99.1%
James P. Geyer	65,201,568	99.1%
Timothy J. Haddon	65,211,846	99.1%
Kerry J. Knoll	65,210,018	99.1%
Kevin Loughrey	65,221,135	99.1%
Ian J. McDonald	65,206,432	99.1%
Thomas J. O’Neil	64,999,562	98.8%

Item 2: Appointment of Auditors

PricewaterhouseCoopers LLP was appointed as the auditors of the Corporation by a show of hands.